UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number:  333-118829

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	November 27, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cellu Tissue Holdings, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1855 Lockeway Drive, Suite 501
Address of Principal Executive Office (Street and Number)

Alpharetta, Georgia 30004
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cellu Tissue Holdings, Inc. (the “Company”) is unable to file its quarterly report on Form 10-Q for the quarter ended November 27, 2008 (“Form 10-Q”) with the Securities and Exchange Commission (the “SEC”) on a timely basis without unreasonable effort or expense in light of the circumstances described below.

As announced on January 8, 2009, the Company is reviewing its annual and interim financial statements for the fiscal years ended February 29, 2008 and February 28, 2007 and interim financial statements for the periods ended August 28, 2008 and May 29, 2008.  The Company is reviewing (i) accounting for deferred taxes in connection with purchase accounting in fiscal year 2007 and other purchase accounting items from that fiscal year, (ii) classification of shipping and handling fees and costs under EITF 00-10 and (iii) accounting treatment of other selected accounts.    The Company is also in the process of re-assessing the impact that the results of this review may have on the effectiveness of our disclosure control and procedures, as well as our internal control over financial reporting.  As a result of this review, the Company will be unable, without unreasonable effort or expense, to finalize the Form 10-Q by the January 12, 2009 filing deadline.  The Company anticipates filing the Form 10-Q on or before January 20, 2009.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	David J. Morris	(678)	393-2651
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

As a result of the matters discussed in Part III above, the Company is not in a position at this time to provide any specific changes in results of operations for the third quarter of fiscal 2009 compared to the third quarter of fiscal 2008 that may be reflected in the Form 10-Q. However, the Company’s results of operations presented in the financial statements included in the Form 10-Q will reflect the acquisition of certain assets and assumption of certain liabilities from Atlantic Paper & Foil Corp. of New York, Atlantic Lakeside Properties, LLC, Atlantic Paper & Foil, LLC, Atlantic Paper & Foil of Georgia, LLC and Consumer Licensing Corporation (the “APF Acquisition”). The APF Acquisition occurred on July 2, 2008 and, consequently, the third quarter of fiscal 2008 is the first full quarter of the Company’s operations to include the financial results of the assets acquired in the APF Acquisition.  The APF acquisition had a significant impact on the Company’s results of operations for the third quarter of fiscal 2009 compared to the third quarter of fiscal 2008.

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cellu Tissue Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 12, 2009	By	/s/ David J. Morris
Name: David J. Morris
Title: Senior Vice President, Finance and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).